

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 9, 2016

Mr. Li Yuan
Chief Executive Officer
China Xuefeng Environmental Engineering Inc.
The Beijing-Hangzhou Grand Canal Service Center
Building C, Suite 214
Sucheng District, Suqian, Jiangsu Province
People's Republic of China 223800

> **Re:** **China Xuefeng Environmental Engineering Inc.**
> **Form 10-K for the Year Ended May 31, 2015**
> **Filed August 31, 2015**
> **Form 10-Q for the Quarter Ended August 31, 2015**
> **Filed November 13, 2015**
> **Form 10-Q for the Quarter Ended November 30, 2015**
> **Filed January 14, 2016**
> **File No. 333-175483**

Dear Mr. Yuan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the Year Ended May 31, 2015

General

1.   We note references in your Form 10-K and subsequent Forms 10-Q that imply you are a "Smaller Reporting Company." Please demonstrate to us how you determined you are a Smaller Reporting Company. If you are not a Smaller Reporting Company, please revise future filings to not imply you are and to not rely on exemptions only available to a Smaller Reporting Company.

Management's Discussion and Analysis, page 21

2.   We note you state you are an "emerging growth company," as defined in the Jumpstart Our Business, and you imply you did not opt out of the irrevocable election to extend the transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act. Please revise future filings to provide a risk factor that explains this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Please include a similar statement in your critical accounting policy disclosures in MD&A.

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, Page 45

3.   Please help us better understand your business and your revenue recognition policy by addressing the following:

- Explain to us and expand your disclosures to more fully address the specific nature of the services and products you provide, including how and why you have been able to achieve gross profit margins that ranged from 90% to 95% during the last three years. Specifically address what customers receive from you when you provide "improvement and upgrade services," including how and why you are able to provide these services for minimal costs.

- We note your disclosure that a customer who pays an improvement and upgrade fee is not required to enter a licensing agreement to use your patented technology; however, it appears this is only applicable to customers that do not require their garbage processing equipment "to reach the level of your patented technology." It appears customers who pay an improvement and upgrade fee and require their garbage processing equipment to reach the level of your patented technology are required to enter a patent licensing agreement. For these customers, more fully explain to us how and why you determined the improvement and upgrade fee and patent licensing fee are separate units of accounting.

- For each period presented, tell us the number of customers that paid an improvement and upgrade fee and entered a licensing agreement and the number of customers that paid an improvement and upgrade but did not enter a licensing agreement.

- We note your disclosures in regard to improvement and upgrade services and patent licensing that although they are "not yet being sold separately" the price "established by the management has the relevant authority." More fully explain these disclosures, including how prices are established by management.

Note 7: Related Party Transactions, Page 54

4.   Please explain to us and revise future filings to disclose and discuss the potential impact on your business of the expiration of your lease from Mr. Li Yuan in July 2017 and the expiration of his patent in July 2020.

Item 9A. Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting, page 60

5.   Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission's *Internal Control — Integrated Framework* you utilized when performing your assessment of internal control over financial reporting.

Form 10-Q for the quarter ended August 31, 2015

Note 2: Summary of Significant Accounting Policies

Revenue Recognition, Page 15

6.   To assist us in understanding your sales-type leases and with a view towards revised disclosure in future filings, please explain in greater detail your accounting for sales-type leases under ASC 840-10-25-1 and provide information including, but not limited to, the following:

- Describe the material contractual terms of these customer agreements.

- Address how you determined these agreements meet the criteria as sales-type leases.

- Explain how you determined the sales prices and cost of sales related to the equipment, including whether you purchased or manufactured the equipment.

- Explain how interest income is recorded and recognized under these agreements.

7.   Since leasing is becoming a more significant part of your business activities in terms of revenue, net income and assets, please revise future filings to provide all disclosures required by ASC 840-10-50-4, 840-20-50-4, and 840-30-50-4. Please also disclose and

discuss material trends and uncertainties regarding these activities, including any risks and uncertainties related to lease receivables. Refer to Item 303 of Regulation S-K.

Fixed Assets, Page 21

8.   Please explain to us how you determined the useful life of the leased equipment, including why you entered into a 5 year operating lease if this equipment has a useful life of 15 years.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Services, Page 29

9.   You stated you completed your first equipment sale on May 7, 2015. Please provide us a summary of the key terms of this transaction and explain your accounting. Please also explain whether or not this transaction was disclosed and recorded in your Form 10-K for the year ended May 31, 2015.

Exhibit 32.1 and 32.2

10.   Your certifications refer to the quarterly report on Form 10-Q for the period ended February 28, 2015 rather than August 31, 2015. Please amend your Form 10-Q to provide certifications that refer to the proper period. Please refile the Form 10-Q in its entirety and ensure all certifications in the amendment are currently dated and refer to the Form 10-Q/A.

Signatures, page 68

11.   In future filings, please have your principal executive officer, principal financial officer, and controller or principal accounting officer indicate that they are signing the report in those individual capacities. Please refer to General Instruction D to Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact SiSi Cheng at (202) 551-5004 or Anne McConnell at (202) 551-3709 if you have any questions regarding comments on the financial statements and related matters. Please contact Edward Kelly at (202) 551-3728 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction